

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2017

Mr. Ralph M. Norwood
Chief Financial Officer
CPS Technologies Corp.
111 South Worcester Street
Norton, Massachusetts 02766

> **Re:** **CPS Technologies Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 27, 2017**
> **File No. 001-36807**

Dear Mr. Norwood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Nominees for Director, page 8

1. Disclosure states that proxies may be voted for the election of substitute nominees if any of the current nominees should be unable or unwilling to serve. Please revise so that this use of discretionary voting authority is consistent with Rule 14a-4(c)(5) of Regulation 14A.

2. Disclosure states that proxies may be voted for fixing the number of directors at a lesser number. Please advise as to the authority upon which you intend to rely for this use of discretionary voting authority.

Form of Proxy

3. Please make the disclosures required by Rules 14a-4(a)(1) and (e) of Regulation 14A.

4. Please revise Proposal 2 so that the matter on which shareholders are being asked to vote is clear. See Question 169.07 of the Compliance and Disclosure Interpretations on Exchange Act Rules.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Andrew H. Goodman, Esq.
        Goodwin Procter LLP